Filed by Boston Scientific Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Guidant Corporation
Commission File no.: 001-13388

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[LOGO]
Delivering what’s next.TM

Creating the World’s Leading

Cardiovascular Device Company

Accelerating Diversification and Growth

December 5, 2005

[LOGO]

Safe Harbor: Forward-Looking Statements

This presentation contains “forward-looking statements,” including, among other statements, statements regarding the proposed business combination between Boston Scientific Corporation and Guidant Corporation, and the anticipated consequences and benefits of such transaction. Statements made in the future tense, and words such as “anticipate”, “expect”, “project”, “believe”, “plan”, “estimate”, “intend”, “will”, “may” and similar expressions are intended to identify forward looking statements. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Boston Scientific. Relevant risks and uncertainties include those referenced in Boston Scientific’s filings with the Securities and Exchange Commission (“SEC”) (which can be obtained as described in “Additional Information” below), and include: general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment. Risks and uncertainties relating to the proposed transaction include: Boston Scientific and Guidant will not enter into any definitive agreement with respect to the proposed transaction; required regulatory approvals will not be obtained in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of Guidant’s operations with Boston Scientific will be materially delayed or will be more costly or difficult than expected. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered. Boston Scientific assumes no obligation to update any forward-looking statements as a result of new information or future events or developments.

Safe Harbor: Additional Information

This material is not a substitute for the prospectus/proxy statement and any other documents Boston Scientific and Guidant would file with the SEC if a definitive agreement with Guidant is executed. Investors and security holders are urged to read such prospectus/proxy statement and any other such documents, when available, which would contain important information about the proposed transaction. The prospectus/proxy statement would be, and other documents filed or to be filed by Boston Scientific and Guidant with the SEC are or will be, available free of charge at the SEC’s website (www.sec.gov) or from Boston Scientific by directing a request to Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537, Attention: Milan Kofol, Investor Relations.

Boston Scientific is not currently engaged in a solicitation of proxies from the security holders of Boston Scientific or Guidant in connection with Boston Scientific’s proposed acquisition of Guidant or in connection with Johnson & Johnson’s proposed acquisition of Guidant. If a proxy solicitation commences, Boston Scientific, Guidant and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation. Information about Boston Scientific’s directors and executive officers is available in Boston Scientific’s proxy statement, dated April 4, 2005, for its 2005 annual meeting of stockholders. Additional information about the interests of potential participants will be included in the prospectus/proxy statement Boston Scientific and Guidant would file if a definitive agreement with Guidant is executed.

Jim Tobin	President & Chief Executive Officer

Paul LaViolette	Chief Operating Officer

Larry Best	Chief Financial Officer

Introducing the Proposed Transaction

•                  The combination creates the world’s leading cardiovascular device company

•                  Powerful strategic and financial rationale

•                  Strength of the BSC Proposal

Powerful Strategic Rationale

Industry Leadership	• Creates the world’s leading cardiovascular device company with combined revenues exceeding $9 billion in 2006
• #1 Interventional Cardiology Platform and #2 Cardiac Rhythm Management Platform
• Third largest medical device company in the world by sales

Enhancing Diversification & Growth	• Acquiring a leading franchise in underpenetrated $10 billion CRM business
• Drives long-term top-line and bottom-line growth
• Adds second drug eluting stent program

Solid Financial Profile	• Steady, diversified cash flow: 2006 EBITDA of greater than $3 billion for combined entity
• Cash earnings accretive by 2008

Combining Two Industry Leaders

Boston Scientific	Guidant

•                  Key businesses:

•                  Drug Eluting Stents

•                  Other Cardiovascular

•                  Endosurgery

•                  Neuromodulation

•                  Established industry leader

•                  #1 in DES (55% U.S. share)

•                  90% of cardiovascular sales from #1 positioned products

•                  75% of other sales from #1 positioned products

•     Key businesses:

•     Cardiac Rhythm Management

•     Cardiac Surgery

•     Vascular Intervention / Endovascular

•     Established industry leader

•     #2 in Cardiac Rhythm Management (30% worldwide share in high-power CRM, 28% overall)

•     $7 billion high-power CRM segment growing at 16-20% per annum

Acquiring Leading Business in High Growth
CRM Segment

[CHART]

Source:          Wall Street Research.

Guidant is a CRM Leader

2006 Sales by Competitor – High-Power	2006 Sales by Competitor – Overall CRM

[CHART]	[CHART]

2006 Segment Size: $7 bn; ‘06-‘08 CAGR 16-20%	2006 Segment Size: $10 bn; ‘06-‘08 CAGR 12-15%

Source:      2006 Consensus Wall Street Research.

Achieving Enhanced Diversification and Higher Growth

Boston Scientific 2006 Sales Breakdown	Boston Scientific and Guidant Combined 2006 Pro Forma Sales Breakdown

[CHART]	[CHART]

Combined 2006 projected revenues expected to exceed $9 billion; Growing on average 12% per year, revenues expected to approach $12 billion by 2008

Source:      Consensus Wall Street Research. Figures shown assume full year of combined operation, adjusted for planned Guidant asset divestitures.

Achieving Size and Scale

2006 Cardiovascular Device Sales	2006 Medical Device Sales

[CHART]	[CHART]

The transaction will establish Boston Scientific as the #1 Cardiovascular device competitor

Note:                  Based on Wall Street Research; Dollars in Billions.

(1)                               Includes Cordis sales.

(2)                               Includes Medical Device and Diagnostic sales.

(3)                               Figures shown assumes full year of combined operation, adjusted for planned Guidant asset divestitures.

(4)                               Includes Medical and Surgical sales.

(5)                               Includes Renal, Transfusion Therapies and Electronic Infusion Systems sales.

(6)                               Based on exchange rate of 1.729 USD / £.

Creating The World’s Largest Cardiovascular Device Company

Boston Scientific and Guidant Combination

•                  Merges two innovative leaders with proven track records

•                  Leverages strong financial capability to diversify into high growth CRM opportunity and complementary DES technology

•                  Strategic and financial diversification

•                  Multiple growth engines in attractive segments – CRM, neuromodulation, interventional vascular (DES) and endosurgery

•                  Combined 2006 projected revenues expected to exceed $9 billion, growing on average 12% per year approaching $12 billion by
2008(1)

(1)       Figures based on Wall Street Research; assumes full year of combined operation, adjusted for planned Guidant asset divestitures.

[LOGO]
Delivering what’s next.TM

Transaction Structure, Valuation
and Approach

The Transaction

• Offer Price:	$ 72.00 per share

• Consideration:	50% cash /50% stock

• Premium to J&J Offer:	14% over $63.43(1)

• Pro Forma Ownership:	65% for BSC shareholders, 35% for Guidant shareholders

• Conditions:	Confirmatory due diligence Antitrust clearances BSC and Guidant shareholder votes

• Financing Contingency:	None

• Financing Commitments:	Bank of America, Merrill Lynch

• Expected Closing:	Q1 2006

• Financial Advisors:	Merrill Lynch, Bear Stearns, Banc of America Securities

(1)                 Based on J&J’s closing price of $61.21 on December 2, 2005, and J&J’s revised offer of 0.493 J&J share and $33.25 cash per Guidant share.

Strength of the BSC Proposal:

Certainty of Completion

•                  Committed financing

•                  Divestiture plan

•                  BSC is prepared to divest the Guidant vascular intervention and endovascular businesses while retaining shared rights to Guidant’s drug eluting stent program, which it expects will address any competition concerns

•                  BSC Shareholder support

•                  Entities affiliated with BSC founders holding approximately 30% of BSC shares fully support the proposed transaction

•                  Timing: Q1 2006 expected close

•                  Confirmatory due diligence in December

Financial Rationale

•                  Accelerates top and bottom line long-term growth rate

•                  Cash EPS(1) accretive in 2008

•                  Significant synergies opportunity including reprioritization of current BSC spend

•                  Steady, diversified cash flow: 2006 EBITDA of greater than $3 billion for combined entity

•                  Rapid de-leveraging to achieve nearly zero net debt by 2009

•                  Working with rating agencies regarding capital structure to retain an investment grade rating

(1)                 Cash EPS is defined as earnings per share excluding (i) incremental amortization of purchased intangibles, depreciation of written-up PP&E and purchased in-process R&D resulting from purchase accounting, (ii) standalone amortization of intangibles, and (iii) non-recurring expenses.

Opportunity to Enhance Value for Current
and Future BSC Shareholders

Summary Observations	Illustrative Multiples

		P/E(1)
• Market rewards medical device companies with:	Company	2006		2007

• Products in underpenetrated, large and expanding	Medtronic	22.7	x	19.6x
Businesses
	St. Jude	27.3		23.5
• Diversified product lines
	Zimmer	19.4		17.2
• High margins and strong cash flow
	Stryker	22.2		18.7
• Leading market positions
	Mean	22.9	x	19.8	x
• Innovation and growth
	Boston Scientific	14.5	x	13.0	x
• Combined company possesses all of these characteristics
	Guidant(2)	24.3		21.4

(1)                 Represents closing stock price on December 2, 2005, divided by calendar year First Call consensus EPS estimates as of December 2, 2005, unless otherwise noted.

(2)                 2006 column represents the average 1 year forward P/E ratio and 2007 column represents the average 2 year forward P/E ratio for the 1 year period ending the day prior to speculation of a potential J&J offer on November 1, 2004.

Consideration and Committed Financing

(Dollars in Billions)

Offer Value and Consideration		Sources of Committed Financing

Consideration:		One-Year Bridge Loan(1)	$7.0
BSC Common Stock	$12.5	Five-Year Term Loan	5.0
Cash	12.5	Five-Year Revolver(2)	2.0
Total Offer Value	$25.0	Total Committed Financing	$14.0

(1)                 If drawn, to be paid down with proceeds from asset sales and available BSC and Guidant cash. Remaining balance will be refinanced in the capital markets.

(2)                 Expected to remain undrawn.

Pro Forma Debt and Capitalization

(Dollars in Billions)

•                  Consistent capitalization ratios

•                  Manageable debt level

	BSC 12/31/05(1)		Combined Pro Forma
Gross Debt	$2.5	39%	$10.5	40%
Equity(2)	3.9	61%	15.5	60%
Capitalization	$6.4	100%	$26.0	100%
Cash	$0.9	—	$1.5	—
Available Liquidity(3)	$2.9	—	$3.5	—

(1)                 As of September 30, 2005 filing, pro forma for $750 million bond offering priced on November 14, 2005, proceeds of which used towards repayment of CP balances.

(2)                 Excludes any potential one-time write-downs from transaction (e.g. in-process R&D).

(3)                 Cash balance plus revolver capacity.

Roadmap to Completion

•                  Upon invitation by Guidant Board, Boston Scientific to commence confirmatory due diligence immediately

•                  Complete confirmatory due diligence in December

•                        Commence discussions with antitrust agencies immediately

•                        Discussions with rating agencies initiated

•                        Boston Scientific and Guidant sign merger agreement by end of December / early January

•                        Boston Scientific and Guidant shareholder votes in Q1 2006

•                        Transaction expected to close in Q1 2006

Summary

•                  The combination creates the world’s leading cardiovascular device company

•                  Powerful strategic and financial rationale

•                  Strength of the BSC Proposal

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Delivering what’s next.TM